UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015.

Commission File Number 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

EXPLANATORY NOTE

The press release issued by GasLog Partners LP and GasLog Ltd. on April 21, 2015 relating to an agreement to charter up to nine newbuildings to BG Group plc is included as Exhibit 99.1 and is incorporated herein by reference.  The press release was included as an exhibit to our report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on April 23, 2015.

This amended Form 6-K is being furnished to incorporate by reference Exhibit 99.1 to this Report into our registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 21, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 24, 2015

GASLOG PARTNERS LP,

By:	/s/ Andrew Orekar
Name: Andrew Orekar
Title: Chief Executive Officer

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